Mail Stop 3561

January 20, 2010

Mr. William Erfurth
President
Modern City Entertainment, Inc.
1815 Griffin Road, Suite 207
Fort Lauderdale, Florida 33004

      Re: **Modern City Entertainment, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed June 30, 2009
              File No. 0-50468

Dear Mr. Efurth:

We issued comments to you on the above captioned filing on December 3, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 3, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 3, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief